NEWS RELEASE

CIBC Announces Favourable Federal Tax Reassessment and Additional Risk Mitigation Initiatives

TORONTO, July 7, 2003 — CIBC today announced that it has reached an agreement with the Canada Customs and Revenue Agency (CCRA) resulting in an income tax recovery of approximately $689 million in 2003. CIBC had previously recognized Canadian tax expense against certain earnings as there was significant uncertainty as to how the transactions would be assessed by CCRA. The agreement and related reassessments, which cover 1996 to 2000, largely relate to foreign-based transactions that occurred during and after 1999. CCRA has now determined that a portion of the earnings in question are not subject to Canadian income tax. Earnings of foreign subsidiaries would generally only be subject to tax when distributed to Canada.

CIBC said the proceeds would be used to further strengthen its capital position and enable it to carry out additional risk mitigation initiatives. CIBC intends to accelerate its previously announced non-core corporate loan divestiture program. These divestitures and other initiatives would likely reduce the risk profile of CIBC, but would result in higher losses on loan sales in the short term and a reduction in the carrying value of its U.S. future tax asset.

As a result, CIBC’s earnings for the third quarter ending July 31, 2003 are expected to include:

•	A recovery of income tax expense of approximately $689 million;

•	Interest income arising from overpayment of taxes of approximately $30 million;

•	A loss on the future sale of corporate loans of approximately $150 million; and

•	A valuation adjustment (reduction) to its U.S. future income tax asset of approximately $225 million.

The approximate $150 million loss on ‘loans held for sale’ is expected to be treated for income statement purposes as approximately 25% loss on sale and 75% loan loss expense. CIBC anticipates no change to the fiscal 2003 loan loss provision guidance provided as of the second quarter ended April 30, 2003 (i.e., a reduction of 15% from last year).

The net effect of these items in the third quarter ending July 31, 2003 is expected to:

•	Increase net earnings by approximately $395 million, or approximately $1.09 per share; and

•	Increase the Tier 1 capital ratio by approximately 0.4% (second quarter Tier 1 capital ratio was 9.3%).

CIBC will hold a conference call at 5:15 p.m. today to discuss these announcements. Participants are asked to call toll-free 1-800-291-5032 10 minutes prior to the call. A telephone replay of the conference call will be available from approximately 7:00 p.m. today until midnight. To access the replay, call 1-800-383-5340, pass code 6433#. The call will also be archived on CIBC’s website at www.cibc.com.

CIBC is one of North America’s leading financial institutions. It offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada and around the world. For more detailed information, please visit CIBC’s corporate website at www.cibc.com. Nothing in CIBC’s website should be considered incorporated into this release by reference.

The board of directors of CIBC reviewed this press release prior to it being issued.

This news release contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, financial condition, strategies and outlook of CIBC. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control could cause actual results to differ materially from the expectations expressed in CIBC’s forward-looking statements. Readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release.

For further information: Kathryn A. Humber, Senior Vice-President of Investor Relations, (416) 980-3341; or Emily Pang, Senior Director, Investor and Financial Communications, (416) 980-3512.